Email to investors: (2 Options)

Subject: Unlock the Future of Solar with Blu Opportunity…

Dear [Investor's Name],

I hope this email finds you well. I am excited to introduce you to an opportunity that not only has the potential to deliver significant returns but also contributes directly to a more sustainable future for our planet.

At **Blu Opportunity**, we've always believed that clean energy, specifically solar, is the future. The vast potential of the sun remains underutilized, largely due to the financial barriers that homeowners and solar installers face. With the global urgency to combat climate change and the U.S.'s commitment to the Paris Climate Agreement, there's never been a more crucial time to amplify solar deployment.

Backed by the expertise of **Blu Banyan Inc.**, a leader in the U.S. solar industry, we have crafted a unique model that addresses the main financial hurdles in the residential solar market. With our innovative solution, we are not just envisioning a world where every homeowner can access and afford solar energy – we are making it a reality.

I'm reaching out personally because I believe in the symbiotic relationship between visionary investors and ground-breaking initiatives. Enclosed with this email is our pitch deck, which delves deep into our mission, the challenges we're addressing, the solutions we offer, and the substantial growth we anticipate in the coming years.

Here's a glimpse of what you'll discover:

1. **Disruption in Solar Financing:** How we're transforming the solar loans industry, ensuring affordability, transparency, and rapid deployment.
2. **The Blu Banyan Edge:** The synergy with Blu Banyan and how it positions us uniquely in the market.
3. **Investment Benefits:** The substantial potential for growth, profitability, and impactful change.

Blu Opportunity Investor Deck.

I request you to explore our pitch deck and envision the transformative journey we're embarking upon. At Blu Opportunity, we're not just investing in technology or a business model; we're investing in the future of our planet and its inhabitants.

I would be thrilled to discuss our initiative in more detail and explore potential collaboration opportunities. If our mission resonates with you, let's pave the path to a brighter, sustainable future together.

Warm regards,

Option-2

Subject: Unleashing the Future of Solar: An Exclusive Invitation for [Investor's Name]

Dear [Investor's Name],

I hope this message finds you well.

In the midst of the shifting global energy landscape, I'd like to introduce you to a unique opportunity that not only stands at the forefront of technological innovation but also champions a more sustainable future for our planet: **Blu Opportunity**.

At its heart, Blu Opportunity is a testament to the potential of solar energy. We aim to fundamentally disrupt and transform the residential solar financing landscape, ensuring that homeowners across the U.S. have affordable access to this essential green technology. Our mission is aligned with the urgency to meet the goals set by the Paris Climate Agreement, and we are dedicated to making a significant contribution towards these targets.

However, our story is not just about numbers or targets. It's about the palpable change we're pioneering. Through our strategic partnerships and initiatives, we've already begun to reshape the solar industry's structure. Our collaboration with Blu Banyan, for instance, provides us with unparalleled insights and advantages in the industry.

I've attached a pitch deck that offers an in-depth look into our vision, the challenges we're addressing, and the solutions we're bringing to the table. Beyond the numbers, graphs, and projections, you'll find a narrative of dedication, innovation, and hope for a brighter, sustainable future.

Blu Opportunity Investor Deck.

I genuinely believe that Blu Opportunity resonates with forward-thinking individuals who understand the importance of merging profitable investments with purpose-driven ventures. As such, I am excited to extend this exclusive invitation to you, offering a chance to become part of our journey.

I would be thrilled to discuss the contents of the pitch deck in more detail and answer any questions you might have. Your expertise and insights would be invaluable as we tread this path towards an environmentally-responsible future.

Thank you for considering this unique opportunity. I look forward to the possibility of collaborating with you and am eager to hear your thoughts on our venture.

Warm regards,

Option-3

Subject: From my text message earlier

[Investor's Name],
Blu Opportunity is out to make solar financing transparent and affordable to homeowners; as well help installers to Deploy More Solar Faster.

Residential solar had a market of $14.2B in 2022 that is projected to grow to $44.77B by 2031.

85% of solar projects are financed.

Blu Opportunity already has a pipeline of $167M in financeable projects.

For the homeowners: no hidden fees and competitive rates.
For the installers: SolarSuccess integration for payment processing automation delivering faster payouts; thereby improving their cash flow.

How can you help? Give this a look and then head over here to invest in Blu Opportunity.

Why should you invest in Blu Opportunity?
-To help us make clean energy affordable and available to all
-To drive positive environmental change
-Be early and get in on the ground floor to take advantage of an increase in share value as well as any dividends we may pay out

Please note: All projections are based on certain assumptions about the future, which by definition is uncertain.